

Mail Stop 3561

August 18, 2017

Jason W. Aiken
Chief Financial Officer
General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042-4513

    Re: **General Dynamics Corporation**
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed February 6, 2017
           Form 10-Q for the Quarterly Period Ended July 2, 2017
           Filed July 26, 2017
           File No. 001-03671

Dear Mr. Aiken:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended July 2, 2017

Note B. Revenue, page 10

General

1.   Please tell us and disclose, if material, how the adoption of ASC Topic 606 has impacted your accounting for costs to obtain or fulfill a contract, including commissions, bidding cost, and/or pre-production costs. We refer you to the disclosure requirements of ASC 340-40-50-1 through 50-5.

Performance Obligations, page 10

2.   We note some of your contracts have multiple performance obligations. Please tell us and revise to disclose the nature of these performance obligations pursuant to ASC 606-10-50-12(c). For maintenance, support, and warranty services, please provide us with your analysis as to why these services were not separately identifiable in accordance with the guidance of ASC 606-10-25-21, as applicable.

3.   Given that the majority of your revenue is generated from long-term contracts, please provide us with your analysis on if they contain a significant financing component. If a material portion of your contracts contain a significant financing component, please revise to disclose this information pursuant to ASC 606-10-50-12(b). If you relied upon the practical expedient based pursuant to ASC 606-10-32-18, disclose this pursuant to ASC 606-10-50-22 and confirm the timing between progress payments and transfer of control and payment was not expected to exceed one year.

4.   You disclose you recognize revenue over time using an input measure (e.g., costs incurred to date relative to total estimated costs at completion). Revise to disclose why this method is a faithful depiction of the transfer of goods or services pursuant to ASC 606-10-50-18(b).

5.   We note that you recognize revenue at a point in time for the manufacture of business-jet aircraft in your Aerospace group, which is generally when the customer accepts the fully outfitted aircraft. Please tell us, and revise to disclose, what significant judgments were evaluated in determining that this was the appropriate point to recognize revenue. Refer to ASC 606-10-25-30 and 606-10-50-19. In addition, please provide us with your analysis regarding whether revenue for your business-jet aircraft should be recognized over time in accordance with ASC 606-10-25-27 through 29. In this regard, please specifically address your consideration of customer deposits and customer specific specifications.

Contract Estimates, page 11

6.   With a view towards future disclosures, please help us better understand the general nature of your contract modifications and whether modifications typically add distinct goods or services. Reference is made to ASC 605-10-25-10 through 13 and ASC 606-10-50-12(c).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure